Exhibit 99.1

CorpBanca

You are hereby informed that the Ordinary Shareholders’ Meeting held on February 26, 2009 will determine the proposal to distribute dividends to Shareholders equaling 100% of the net income for the year ended December 31, 2008, amounting to Ch$56,310,425,238, which means the distribution of a dividend per share of Ch$0.25452585986414.

If approved, the dividend will be paid at the end of the Shareholder’s Meeting to those shareholders of record listed in the Shareholder’s Registry by February 20, 2009, which is five business days prior the payment date.

The dividends are available for collection by those shareholders entitled to payment until Friday, March 13, 2009, at all of CorpBanca’s regional branch offices.

Beginning on Monday, March 16, 2009, dividend payments will be made available to shareholders at the offices of DCV Registros S.A., located at Calle Huérfanos 770, 22nd Floor, Santiago, Chile.

Chief Executive Officer

Santiago, February 2009